Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the Company), and to the incorporation by reference in the Forms S-8 (File Nos. 333-121500, 333-131715, 333-135769) of the Company, of our report dated February 17, 2010 relating to the Company’s consolidated financial statements and the effectiveness of internal control over financial reporting.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 29, 2010